SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A. (the “Company”), held on May 13, 2015, drawn up in summary form

1.            Date, time and venue: On May 13, 2015, starting at 9:30 a.m., at Cervecería BBC SAS, Company´s subsidiary, located at Km 1,5 Via Briceño-Zipaquirá, in the City of Tocancipá, Colombia.

2.            Participants: Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Marcos de Barros Lisboa.

3.             Board:Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors who joined the meeting:

4.1.         Preparation of an Extraordinary Balance Sheet. To determine, pursuant to Paragraph 1 of Section 40 of the Company’s By-laws, the preparation of an extraordinary balance sheet as of April 30, 2015.

4.2          Distribution of interest on own capital. To approve the distribution of interest on own capital (“IOC”) of R$ 0.10 per share of the Company, which shall be deducted from the results of the 2015 fiscal year based on the Company’s balance sheet dated April 30, 2015, and shall be attributed to the minimum mandatory dividends for 2015. The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.085 per share of the Company.

4.2.1. The aforementioned payment shall be made as from June 29, 2015 (ad referendum of the Annual Shareholders’ Meeting), considering the shareholding on and including June 1, 2015, with respect to BM&FBovespa, and June 4, 2015, with respect to the New York Stock Exchange, without any monetary adjustment. Shares and ADRs shall be traded ex-IOC as from and including June 2, 2015.

5.            Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, May 13, 2015.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta

/s/ Vicente Falconi Campos	/s/ José Heitor Attilio Gracioso

/s/ Luis Felipe Pedreira Dutra Leite	/s/ Marcos de Barros Lisboa

/s/ Pedro de Abreu Mariani Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer
Date: May 13, 2015